UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Delta Apparel, Inc.

File No. 001-15583 - CF#26789

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Delta Apparel, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2011 and amended on September 6, 2011.

Based on representations by Delta Apparel, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.22 to Form 10-Q re-filed as exhibit 10.1 to Form 10-Q/A through May 5, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel